EXHIBIT 1

Dear Fellow SandRidge Energy Stockholders:

We are among the largest stockholders of SandRidge, with ownership of 6.7% of the common stock.  We believe SandRidge shares are significantly undervalued, and significant appreciation is realistic in the medium term under the right circumstances.  However, we believe change is necessary to achieve this value.  The current depressed level of the stock is not an accident – it reflects the destruction of value under current management, and the failure of the current directors to prevent leakage of value from stockholders.  Fortunately, we believe the company still has significant asset value.  However, we believe it will be difficult to realize that value if the company’s strategy shifts repeatedly and abruptly, overhead spending drains significant value from shareholders, and management incentives and behavior repeatedly conflict with shareholder interests.  It is time for change – the company must dramatically streamline, simplify and focus in order to build value for shareholders.   However, that change must begin at the top - please join us in replacing the current directors with directors who will serve stockholder interests.

The enclosed consent statement and GREEN consent card are being furnished to you by TPG-Axon and our director nominees in connection with our solicitation of consents to amend SandRidge Energy’s bylaws to, among other things, de-stagger the Board of Directors and permit directors to be removed with or without cause, remove the current members of the Board of Directors and replace them with our highly qualified director nominees who are committed to act in the best interests of the company and its stockholders. Please consult the enclosed consent statement and GREEN consent card for important information on how to vote your shares in favor of our proposals and director slate.

SANDRIDGE’S FUTURE IS IN OUR HANDS, IT’S TIME FOR CHANGE
- VOTE THE GREEN CONSENT CARD TODAY -

Stockholder value has been destroyed to a remarkable degree under current leadership:

●	SandRidge stock has declined almost 80% from its IPO in 2007
●	It is the single worst performing energy stock in the Russell 1000 Index over that period
●	SandRidge stock performance is in the bottom 1% of all Russell 1000 stocks since the IPO
●	This underperformance is not just a function of 2008; SandRidge stock has significantly underperformed its peer group average on a 1-Year AND 3-Year AND 5-Year basis
●	SandRidge has diluted shareholders by 70% by issuing equity 5 times in 5 years - vastly more than any peer
●	SandRidge now has the single worst credit rating of any of its peers
●	SandRidge now has the highest cost of debt of any of its peers
●	Book Value has declined a staggering 77 % since the IPO, and to a degree greater than any of its peers
Net Asset Value (as estimated by many research analysts) has declined dramatically as well since the IPO, and yet even after the decline, the stock continues to trade at a meaningful discount to NAV.

What has caused this stunning destruction in value?

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Poor strategic choices, and repeated shifts in strategy:  Mr. Ward’s decision to focus on high cost natural gas production in 2007, and to enter into extensive long-term Carbon Dioxide commitments with Occidental Petroleum in 2008 proved to be extremely damaging.  In subsequent years, repeated shifts in strategy and focus have created additional concerns.   A small company cannot do everything well; it must focus.  In just five years, the company has oscillated between high-cost natural gas and CO2, and oil; between vertical and horizontal drilling; between onshore and offshore; between unproven areas to proven and even mature areas.  We believe the constant oscillation in strategy creates inefficiency in cost, and confusion for investors.

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Excessive spending and lack of financial discipline:  Spending dramatically in excess of cashflow has created significant chronic strain on the balance sheet, required repeated equity and debt financings, left the company vulnerable to market and economic shifts, and driven financing costs to extremely high levels.  As a result, shareholder value has been drained by high financing costs, massive dilution from equity issuance, and the sale of good assets to fund shortfalls in cashflow.

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Leakage of value from extraordinary overhead spending:  SandRidge spends extraordinary amounts on corporate overhead, particularly for a company of its size.  Overhead spending is the single highest of any peer company, and as much as triple that (as a % of market capitalization) of some peers.  In a competitive business environment, no company can thrive with such spending – we believe it is irrational, and wasteful.  Overall the combination of high overhead with high financing costs poses a tremendous ongoing impediment to profit creation.  The recent announcement of the sale of Permian assets is a stark illustration.  Management has highlighted its success at selling the Permian assets for a significant premium to their purchase price.  Yet, the stock has continued to underperform in recent years, and the company has failed to show significant profits (net income available to stockholders).  Why?  One reason is that any gains in one investment or transaction have been heavily offset by significant ongoing costs, or losses in other transactions.  The net result – negligible profit over the past year, and a massive loss over the past five years.

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Extraordinary compensation and related-party transactions:  The company has enriched management, even as shareholders have suffered.  We find compensation levels to be unconscionable, given SandRidge’s size and performance; and they have also drawn criticism from ISS and Glass-Lewis.   Various related party transactions appear to have been in clear conflict with, and at the direct expense of, stockholder interests, and have resulted in significant payments by the company to Mr. Ward.  In addition to these direct transactions, entities controlled by Mr. Ward’s family also act in a manner that we believe is competitive with SandRidge.  A primary activity for SandRidge is the acquisition and development of mineral rights in the Mississippian Lime, in parts of Oklahoma and Kansas.  In this regard, they compete with other oil & gas companies with interest in the Mississippian, including Shell Energy, Apache

Energy, Devon Energy, Range Resources, etc.  As we have examined records of mineral rights transfers in many counties, we have been shocked to discover that entities controlled by Mr. Ward’s family also appear as frequent acquirers and sellers of mineral rights in the Mississippian.  We do not believe it is appropriate for entities established by Mr. Ward, and controlled by his family, to be actively participating in the very same business in which SandRidge is in, and often in the very same places.

Company actions have had the effect of enriching Tom Ward but not stockholders.  Can you rely upon current directors to supervise management and rebuild shareholder value?  Consider the following actions taken under their watch:

●	Tom Ward has reduced his % ownership by 75% since 2008, and has sold shares in each of the past 5 years, selling a total of approximately 20.6 million shares over such time period…
●	…even as his compensation increased 70%, to $25 million (between 2007 and 2011) - a level vastly higher than peers
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Overhead spending has increased, to staggering levels – over 6% of market capitalization per year – and higher by market capitalization than any of its peers.  What is driving the extraordinary levels of overhead spending?  Extraordinarily high levels of, and growth in, compensation for senior management and directors since the IPO, a fleet of private jets, personal accounting services for Tom Ward, television advertising, extraordinary levels of real estate spending, payments to the professional basketball team owned by Mr. Ward, and so on…

●	Related-party transactions that appear to be in clear conflict with shareholder interest. The two worst examples are…

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Granting Mr. Ward personal participation in the company’s natural gas wells while commodity prices were rising, only to immediately repurchase them for $67.3 million in cash, when commodity  prices, and the company’s financial condition, began to plunge in October 2008.  Just months later, the company publicly announced a shift towards oil assets.  Today, the wells purchased from Mr. Ward are essentially worthless.  Overall, in our view the well participation plan, and the subsequent repurchase were an unconscionable indirect transfer of wealth from stockholders to Mr. Ward.

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Allowing entities created by trusts established by Mr. Ward, and controlled by his son, to engage in the acquisition and sale of mineral rights in the Mississippian.  This practice appears to have been repeated, and ongoing, and we believe poses an outrageous conflict of interest with shareholders.  In numerous areas of Oklahoma and Kansas, family-controlled entities such as WCT Resources or 192 Investments have appeared repeatedly as buyers of mineral rights, often alongside, or even sometimes in advance of, SandRidge purchases in the same areas.  These entities have actively acquired mineral rights in areas in which SandRidge had an active or subsequent interest, and then either retained them, sold them to other energy companies, or even flipped them to SandRidge.  The company states that WCT Resources is independently controlled by Trent Ward (Tom Ward’s son), and that Tom Ward has no current economic interest in WCT.  We would note that WCT Resources was established by trusts created by Mr. Ward for the benefit of his children, and until 2011 shared an address with SandRidge Energy.  In several instances, TLW Land & Cattle (an entity directly affiliated with Tom Ward), acquired mineral rights, then flipped them to WCT Resources, which then flipped them to SandRidge.

SandRidge Energy has enriched management, but shareholders have suffered.  What should be done to restore value for shareholders?

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Restructure the Board of Directors, and replace the CEO:  The current board has presided over remarkable destruction of value, and transfer of wealth from the company to Mr. Ward.  Current board members have little experience as directors of major companies and several have extensive personal and business ties to Mr. Ward.  They must be replaced with directors with proven records of strong corporate governance, and true independence from the company. Without dramatic changes at the top, we do not believe the company can restore the confidence of capital markets (necessary to reduce cost of capital) or seriously address profligacy in expenses.

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Drastically reduce overhead and waste:  The company should dramatically reduce the extravagance and waste that has led to extraordinary levels of overhead for the company.  We believe it is necessary to reduce overhead significantly (perhaps by as much as 75%).  Unless this is done, the ‘tax’ on shareholders will simply be too great over time, and value will continue to be destroyed.  Compensation for remaining employees should be reduced to sensible levels.  Extraneous assets (planes, buildings, etc.) should be sold.  Extraneous expenses should be terminated (personal services payments, advertising, luxury suites, etc.).  Overall, the company should seek to emerge as one of the leanest and most efficient companies in the industry, in keeping with the focused and concentrated nature of its assets.

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Sell extraneous assets:  The Company should both unlock value, and improve balance sheet and funding needs, by further selling non-core assets.  The first priority should be to sell the offshore assets.  We believe the Dynamic Offshore assets were a mistake to have acquired, and make little sense for the company to keep.  Sadly, while we do not believe the company can recover what it paid for the assets, it is best to recover what is possible from these assets, and move on.

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Reduce future funding needs: The primary remaining assets would be the Mississippian producing wells, vast amounts (1.8 million acres) of Mississippian acreage, and the significant amount of infrastructure (particularly water disposal) that the company has built in the Mississippian.  Overall, we believe the Mississippian acreage the company controls is simply too vast for the company to develop by itself, even factoring in the joint venture deals the company has already struck (Repsol and Atinum).  We believe the company should seek to monetize (either through a sale or additional joint ventures) a significant portion (1/2 or more) of the undeveloped Mississippian acreage, and the company’s infrastructure investment, so that the remaining interest will be of a size that the company can develop economically and efficiently using its own balance sheet and cashflow.

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Consider a full sale of the company:  While we do not believe a sale of the company is required to create significant value for shareholders, we believe it is an option that the board should carefully consider.  Ultimately, the value of the Mississippian assets is extraordinary, but so is the investment and time required to develop those assets.  As a result, there is a compelling argument that the assets will be worth the most to a company with the cheapest cost of capital, and the most need for reserve replacement in coming years.  It may be that a joint venture could address this issue, but we believe the board should consider the full range of options for the company. Ultimately,  it is likely that value will be maximized if in fact there is a buyer who wants (and can extract synergies from) all of the SandRidge assets.  Fortunately, there are a number of companies that have assets and operations adjacent to all of SandRidge’s assets – Offshore, the Permian, and the Mississippian – and therefore might be willing to acquire all of the assets.  This would simplify the process, minimize transaction costs and ‘leakage’ of value, and maximize overall value.  In addition, most buyers of the overall company would be able to eliminate almost all overhead expenses, and achieve operational cost savings as well.  Therefore, value achieved in a full sale could be well in excess of stand-alone values.

What has the company response been to our proposals?  They urge you to support existing directors, and make the following arguments:

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In its consent revocation statement, the company highlights the increase in value of the Permian assets and the Mississippian assets as an example of value creation by management.  If so, a reasonable person might ask why the stock has continued to underperform (its peer group average and various energy stock indices) in recent years?  One reason is that this purported profit realization and value creation has been heavily offset by financing costs and overhead spending, which has totaled $2.3 billion (an amount equal to over 2/3 of the entire current market capitalization of the company) over the past five years.  The company cites positive data points, yet neglects to mention the heavy, and self-imposed, cost burdens that have persisted, or the significant losses from other activities.  Ultimately, the facts are clear.  Since the IPO in 2007 (and through the most recent reported quarterly earnings), net income available to stockholders has been a massive loss of $2.6 billion.  Despite management claims, recent activities have not resulted in significant profit for stockholders, net of costs and losses.  For example, actual profit (net income available to stockholders) has been just $4 million over the last 12 months.  Even if one excludes the massive losses incurred in late 2008 and early 2009, aggregate profit since then has still been negative – a loss of $31 million.

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In addition, management argues that the company is ‘booby trapped’ in two ways: (1) massive ‘golden parachutes’ will accrue to existing management in the event of a change of control and (2) the company is obligated to offer to repurchased all senior notes outstanding under its indenture in the event of a change of control.  We believe this argument is reprehensible – after all the damage done to stockholders, it is astonishing that a primary argument in their defense would be that they will inflict even more damage upon us in leaving.  We would further note that the company could and should explore if grounds exist to terminate Mr. Ward for cause, in which case he would not be entitled to any payments.   Sadly, given the outrageous levels of compensation still being paid to Mr. Ward and other senior management, the golden parachutes may well be the best investment the company has made.  Furthermore, the current board could choose to approve the election of our nominees as directors of the company, if they determined in good faith that the election of one or more of our nominees would not be materially adverse to the interests of the company or its stockholders, which would not trigger the change of control repurchase obligation in the company’s indenture.  At this time, the current board has stated that it has not made a determination with respect to the approval of any of our nominees.  Again, we believe it is reprehensible that current leadership is threatening a ‘scorched earth’ strategy to protect themselves.  Nevertheless, given that the company’s debt is trading above the call price, we believe refinancing outstanding debt would not be difficult.

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Management also argues that we (TPG-Axon) are a short-term opportunistic investor.  In fact, we make focused, long-term investments in companies after exhaustive fundamental analysis.  We often make investments that we own for many years, including private investments in companies and assets.   We would also note that we have steadily increased our investment in SandRidge every quarter of the past year; in contrast, Tom Ward has sold 21 million shares over the past four years. Despite the $150 million in payments (including the $67 million to repurchase Mr. Ward's interests in oil and gas wells in 2008) made to Mr. Ward since the IPO, he has aggressively reduced his percentage ownership of the company from 24% in 2007 to approximately 5% today.   We believe Mr. Ward’s actions leave him in no position to criticize others as being short-term.

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Lastly, current management argues that our board is less qualified than existing directors.  We find such an assertion to be remarkable in light of the disastrous performance of the current board.  All of our directors are truly independent of the Company, and none (other than Dinakar Singh) have ties or ongoing obligations to TPG-Axon. They were nominated because they all have exemplary backgrounds as strong corporate leaders, with a diverse and complementary set of strengths – investment background, corporate governance leadership, financial and accounting leadership, and deep knowledge and experience in the energy sector.  We believe all of these skills are important, and the candidates we have nominated together provide the skills and experience to oversee the company with wisdom, integrity and focus.  In contrast, a number of existing directors have long standing personal and business ties to Mr. Ward, and the current board has clearly failed stockholders.

Overall, we have great enthusiasm for, and conviction in, the long-term value of SandRidge’s assets, as they are configured today. However, if appropriate steps are not taken to commit to a coherent strategy, restore investor confidence, drastically reduce overhead costs and lower cost of capital, we believe the value of the assets will be squandered.  It is time for change.

We can no longer allow the current Board to continue at the expense of stockholders. Our interests are aligned with yours and our independent director nominees (six of whom are wholly independent of TPG-Axon) are committed to protecting your interests and maximizing stockholder value. We urge you to submit your GREEN consent card as soon as possible.

SANDRIDGE POSSESSES SIGNIFICANT UNREALIZED VALUE, IT’S TIME FOR CHANGE
- VOTE THE GREEN CONSENT CARD TODAY -

We urge you to VOTE THE GREEN CONSENT CARD to help us deliver the necessary change to strengthen SandRidge for the future. Holders of more than 50% of SandRidge stock must consent to our proposals in order to capture what we believe to be dramatic upside for stockholders.  It is important that you submit your GREEN consent card AS SOON AS POSSIBLE. If you do not vote your shares, your shares will count as a vote FOR management. Importantly, if you receive a white consent card from SandRidge DO NOT return it.

If your shares are registered in your own name, please submit your consent by signing, dating and returning the enclosed GREEN consent card in the postage-paid envelope provided. If you hold your shares in "street" name with a bank, broker firm or other nominee, it is critical that you instruct the institution that holds your shares to execute a consent in favor of our proposals. If you have any questions regarding your GREEN consent card or need assistance in executing your consent, please contact MacKenzie Partners, Inc. at (212) 929-5500 or Toll-Free (800) 322-2885.

Sincerely,

TPG-Axon Capital